Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 FOR THE PERIOD


             Beginning January 1, 1997 and Ending December 31, 1997
                       ---------------            -----------------


                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                                GPU SERVICE, INC.
                        (Exact Name of Reporting Company)


        A                    Subsidiary                   Service Company
           ----------------------------------------------
                     ("Mutual" or "Subsidiary")


                      Date of Incorporation April 30, 1970
                                            --------------
              If not Incorporated, Date of Organization____________


State or Sovereign Power under which Incorporated or Organized Pennsylvania
                                                               ------------

Location of Principal Executive Offices of Reporting Company:

                    300 Madison Avenue, Morristown, NJ 07962
                    ----------------------------------------


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                               310 Madison Avenue
P. R. Chatman           Assistant Comptroller            Morristown, NJ  07962
--------------------------------------------------------------------------------
    (Name)                     (Title)                        (Address)


Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                               GPU, INC.
--------------------------------------------------------------------------------

                      INSTRUCTIONS FOR USE OF FORM U-13-60

          1. Time of Filing. - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

          2. Number of Copies. - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

          3. Period Covered by Report. - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

          4. Report Format. - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

          5. Money Amounts Displayed. - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

          6. Deficits Displayed. - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

          7. Major Amendments or Corrections. - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

          8. Definitions. - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

          9. Organization Chart. - The service company shall submit with each annual report a copy of its current organization chart.

         10. Methods of Allocation. - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

         11. Annual Statement of Compensation for Use of Capital Billed. - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                                                               2
--------------------------------------------------------------------------------
   LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                          Page
                                                                         Number
--------------------------------------------------------------------------------

   Description of Schedules and Accounts                 Schedule or Account
                                     Number
--------------------------------------------------------------------------------
COMPARATIVE BALANCE SHEET                             Schedule I         4-5
-------------------------
      SERVICE COMPANY PROPERTY                        Schedule II        6-7
      ACCUMULATED PROVISION FOR DEPRECIATION AND
      AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III        8
      INVESTMENTS                                     Schedule IV         9
      ACCOUNTS RECEIVABLE FROM ASSOCIATE
      COMPANIES                                       Schedule V         10
      FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI        11
      STORES EXPENSE UNDISTRIBUTED                    Schedule VII       12
      MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII      13
      MISCELLANEOUS DEFERRED DEBITS                   Schedule IX        14
      RESEARCH, DEVELOPMENT, OR DEMONSTRATION
      EXPENDITURES                                    Schedule X         15
      PROPRIETARY CAPITAL                             Schedule XI        16
      LONG-TERM DEBT                                  Schedule XII       17
      CURRENT AND ACCRUED LIABILITIES                 Schedule XIII      18
      NOTES TO FINANCIAL STATEMENTS                   Schedule XIV       19
COMPARATIVE INCOME STATEMENT                          Schedule XV        20
----------------------------
      ANALYSIS OF BILLING --ASSOCIATE COMPANIES       Account 457        21
      ANALYSIS OF BILLING --NONASSOCIATE COMPANIES    Account 458        22
      ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
      AND NONASSOCIATE COMPANIES                      Schedule XVI       23
      SCHEDULE OF EXPENSE BY DEPARTMENT OR
      SERVICE FUNCTION                                Schedule XVII     24-25A
      DEPARTMENTAL ANALYSIS OF SALARIES               Account 920        26
      OUTSIDE SERVICES EMPLOYED                       Account 923        27
      EMPLOYEE PENSIONS AND BENEFITS                  Account 926        28
      GENERAL ADVERTISING EXPENSES                    Account 930.1      29
      MISCELLANEOUS GENERAL EXPENSES                  Account 930.2      30
      RENTS                                           Account 931        31
      TAXES OTHER THAN INCOME TAXES                   Account 408        32
      DONATIONS                                       Account 426.1      33
      OTHER DEDUCTIONS                                Account 426.5      34
      NOTES TO STATEMENT OF INCOME                    Schedule XVIII     35

--------------------------------------------------------------------------------
   LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                           Page
                                                                         Number
--------------------------------------------------------------------------------

Description of Reports or Statements
--------------------------------------------------------------------------------

   ORGANIZATION CHART                                                      36
   ------------------




   METHODS OF ALLOCATION                                                   37
   ---------------------




   ANNUAL STATEMENT OF COMPENSATION FOR USE                                38
   ----------------------------------------
   OF CAPITAL BILLED
   -----------------




   VENTURE DISCLOSURES                                                     39
   -------------------




   FINANCIAL DATA SCHEDULE - FILED VIA EDGAR
   -----------------------



   NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.

                       ANNUAL REPORT OF GPU SERVICE, INC.

--------------------------------------------------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give  balance  sheet of the  Company as of  December 31 of the current and prior year.
--------------------------------------------------------------------------------
ACCOUNT            ASSETS AND OTHER DEBITS                 As of December 31
------------------------------------------               --------------------
                                                           CURRENT    PRIOR
   SERVICE COMPANY PROPERTY

101   Service Company property (Schedule II) ...........   $70,922   $85,346
107   Construction work in progress (Schedule II) ......      --        --
                                                           -------   -------
108   Total Property ...................................    70,922    85,346

108   Less accumulated provision for depreciation
      and amortization of service company
      property (Schedule III) ..........................    26,721    28,455
                                                           -------   -------

      Net Service Company Property .....................    44,201    56,891
                                                           -------   -------

   INVESTMENTS

123   Investments in associate companies (Schedule IV) ....     --       --
124   Other investments (Schedule IV) .....................   19,138   17,568
                                                              ------   ------
      Total Investments ...................................   19,138   17,568
                                                              ------   ------

   CURRENT AND ACCRUED ASSETS

131   Cash                                                        24        9
134   Special deposits                                            70       79
135   Working funds                                             --       --
136   Temporary cash investments (Schedule IV)                  --       --
141   Notes receivable                                          --       --
143   Accounts receivable                                      6,789   17,795
144   Accumulated provision for uncollectible accounts          --       --
146   Accounts receivable from associate
      companies (Schedule V)                                  17,073    8,219
152   Fuel stock expenses undistributed (Schedule VI)           --       --
154   Materials and supplies                                    --       --
163   Stores expense undistributed (Schedule VII)               --       --
165   Prepayments                                              1,219      894
171   Interest Receivable                                       --       --
174   Miscellaneous current and accrued
      assets (Schedule VIII)                                    --       --
                                                              ------   ------
      Total Current and Accrued Assets                        25,175   26,996
                                                              ------   ------

   DEFERRED DEBITS

 181   Unamortized debt expense                                36         42
 184   Clearing accounts                                     --         --
 186   Miscellaneous deferred debits (Schedule IX)          2,691      1,949
 188   Research, development, or demonstration
       expenditures (Schedule X)                             --         --
 190   Accumulated deferred income taxes                   17,411     10,504
                                                         --------   --------
       Total Deferred Debits                               20,138     12,495
                                                         --------   --------

       TOTAL ASSETS AND OTHER DEBITS                      108,652   $113,950
                                                         ========   ========

                       ANNUAL REPORT OF GPU SERVICE, INC.

--------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET

--------------------------------------------------------------------------------
ACCOUNT            ASSETS AND OTHER DEBITS                 As of December 31
------------------------------------------               --------------------
                                                           CURRENT    PRIOR
  PROPRIETARY CAPITAL

201   Common stock issued (Schedule XI)                  $    50    $    50
211   Miscellaneous paid-in-capital (Schedule XI)           --         --
215   Retained earnings / Accumulated other
      comprehensive income /(loss) (Schedule XI)          (3,112)    (1,856)
216   Unappropriated retained earnings (Schedule XI)        --         --
                                                         -------    -------
217   Total Proprietary Capital                           (3,062)    (1,806)
                                                         -------    -------


  LONG-TERM DEBT

223   Advances from associate companies (Schedule XII)      --         --
224   Other long-term debt (Schedule XII)                 22,001     36,181
225   Unamortized premium on long-term debt                 --         --
226   Unamortized discount on long-term debt-debit          --         --
                                                          ------     ------
      Total Long-term Debt                                22,001     36,181
                                                          ------     ------

  CURRENT AND ACCRUED LIABILITIES

231      Notes payable                                      --         --
232      Accounts payable                                 12,919     23,523
233      Notes payable to associate
         companies (Schedule XIII)                          --         --
234      Accounts payable to associate
         companies (Schedule XIII)                        23,498     11,642
236      Taxes accrued                                     3,535        593
237      Interest accrued                                    274        418
238      Dividends declared                                 --         --
241      Tax collections payable                               8         57
242      Miscellaneous current and accrued
         liabilities (Schedule XIII)                      19,350     24,537
                                                          ------     ------
         Total Current and Accrued Liabilities            59,584     60,770
                                                          ------     ------

  DEFERRED CREDITS

253    Other deferred credits                             17,827     10,184
255    Accumulated deferred investment tax credits           --         --
                                                          ------     ------
       Total Deferred Credits                             17,827     10,184
                                                          ------     ------

282  ACCUMULATED DEFERRED INCOME TAXES                    12,302      8,621
     ---------------------------------                   -------    -------

           TOTAL LIABILITIES AND PROPRIETARY            $108,652   $113,950
                                                         =======    =======
           CAPITAL

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                     SCHEDULE II - SERVICE COMPANY PROPERTY
--------------------------------------------------------------------------------
                          BALANCE AT            RETIREMENTS   OTHER   BALANCE AT
                          BEGINNING  ADDITIONS      OR      CHANGES 1/ CLOSE OF
        DESCRIPTION        OF YEAR                 SALES                 YEAR
--------------------------------------------------------------------------------

SERVICE COMPANY PROPERTY
------------------------

Account
-------

301 ORGANIZATION         $    49   $     -     $     -       $     -     $    49

303 MISCELLANEOUS
    INTANGIBLE PLANT

304 LAND & LAND RIGHT      2,824         -       2,504             -         320

305 STRUCTURES AND
    IMPROVEMENTS          51,181       308      13,209             -      38,280

306 LEASEHOLD
    IMPROVEMENTS               -         -           -             -           -

307 EQUIPMENT 2/          23,836     3,896       1,815             -      25,917
              -

308 OFFICE FURNITURE
    AND EQUIPMENT          4,970       261           -             -       5,231

309 AUTOMOBILES, OTHER
    VEHICLES AND
    RELATED GARAGE
    EQUIPMENT

310 AIRCRAFT AND
    AIRPORT EQUIPMENT

311 OTHER SERVICE
    COMPANY PROPERTY 3/    2,486       231       1,592             -       1,125
                     -    ------------------------------------------------------

    SUB-TOTAL             85,346     4,696      19,120             -      70,922
                          ------------------------------------------------------

107 CONSTRUCTION WORK
    IN PROGRESS 4/             -         -           -             -           -


     TOTAL               $85,346   $ 4,696     $19,120        $    -     $70,922
                         =======================================================

--------------------------------------------------------------------------------

1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
         N/A
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
--------------------------------------------------------------------------------
                                                                      BALANCE AT
                 SUBACCOUNT DESCRIPTION                    ADDITIONS   CLOSE OF
                                                                         YEAR
--------------------------------------------------------------------------------
COMMUNICATIONS EQUIPMENT (MICROWAVE & TELEPHONE)            $   427     $ 2,025

DATA PROCESSING EQUIPMENT                                     3,270      19,674

DISPATCHING EQUIPMENT                                          (179)        811

LOAD RESEARCH EQUIPMENT                                        --           119

MISCELLANEOUS EQUIPMENT                                           9         327

PERSONAL COMPUTER                                               369       2,961











                                       TOTAL                $ 3,896     $25,917
                                                            =======     =======

--------------------------------------------------------------------------------

3/   DESCRIBE OTHER SERVICE COMPANY PROPERTY:

     Photographic, Mailing Equipment, HVA System, Security System





--------------------------------------------------------------------------------

4/   DESCRIBE CONSTRUCTION WORK IN PROGRESS:
        N/A

                                                                               8

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
--------------------------------------------------------------------------------
                          BALANCE AT  ADDITIONS                                 BALANCE AT
                          BEGINNING    CHARGED                  OTHER CHANGES    CLOSE OF
DESCRIPTION                OF YEAR       TO       RETIREMENTS   ADD (DEDUCT)1/     YEAR
                                     ACCOUNT 403

Account

301    ORGANIZATION

303    MISCELLANEOUS
       INTANGIBLE PLANT

304    LAND & LAND
       RIGHTS

305    STRUCTURES AND
       IMPROVEMENTS       $15,976      $  898         $5,731       $   -         $11,143

306    LEASEHOLD
       IMPROVEMENTS             -           -              -           -               -

307    EQUIPMENT            8,518       2,926              -           -          11,444

308    OFFICE FURNITURE
       AND FIXTURES         3,202         501              -           -           3,703

309    AUTOMOBILES, OTHER
       VEHICLES AND
       RELATED GARAGE
       EQUIPMENT

310    AIRCRAFT AND
       AIRPORT EQUIPMENT

311    OTHER SERVICE
       COMPANY PROPERTY       759          41            369           -             431






                          $28,455      $4,366         $6,100       $   -         $26,721
                           ======       =====          =====        ====          ======

--------------------------------------------------------------------------------
1/       PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
              N/A


                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS
--------------------------------------------------------------------------------

INSTRUCTIONS: Complete the following schedule concerning investments.

              Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

              Under Account 136, "Temporary Cash Investments", list each investment separately.
--------------------------------------------------------------------------------
                                                    BALANCE AT        BALANCE AT
              DESCRIPTION                           BEGINNING          CLOSE OF
                                                     OF YEAR             YEAR
--------------------------------------------------------------------------------

ACCOUNT 123-INVESTMENT IN ASSOCIATE COMPANIES


                    NONE




ACCOUNT 124 - OTHER INVESTMENTS


              COMPANY OWNED LIFE INSURANCE -
                CASH SURRENDER VALUE            $     9,601         $ 10,859


              RABBI TRUST                             7,801            8,107


              HEALTH CARE RESERVE                       166              172



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


              NONE



              TOTAL                              $ 17,568           $ 19,138
                                                   ======             ======

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997



            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                          BALANCE AT  BALANCE AT
              DESCRIPTION                                 BEGINNING    CLOSE OF
                                                            OF YEAR      YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
        COMPANIES

        GPU INTERNATIONAL, INC.                          $      232   $      570
        GPU POWER, INC.                                          58           18
        GPU ELECTRIC, INC.                                       48          124
        GPU, INC.                                               436            -
        GPU GENERATION, INC.                                  5,745        2,803
        GPU NUCLEAR, INC.                                        19        2,541
        GPU ADVANCED RESOURCES, INC.                              -          234
        JERSEY CENTRAL POWER & LIGHT COMPANY                      -       10,783
        METROPOLITAN EDISON COMPANY                           1,333            -
        PENNSYLVANIA ELECTRIC COMPANY                           348            -









                                           TOTAL         $    8,219     $ 17,073
                                                              =====       ======
--------------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                       TOTAL
                                                                       PAYMENTS

        INTERCHANGE TRANSACTIONS
        ------------------------

        JERSEY CENTRAL POWER & LIGHT COMPANY                           $ 73,560
        METROPOLITAN EDISON COMPANY                                      48,146
        PENNSYLVANIA ELECTRIC COMPANY                                     4,800
                                                                          -----




                                               TOTAL PAYMENTS          $126,506
                                                                       ========

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
--------------------------------------------------------------------------------

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


              DESCRIPTION                       LABOR       EXPENSES       TOTAL


ACCOUNT 152 -FUEL STOCK EXPENSES UNDISTRIBUTED


                    NONE



















                                       TOTAL       -            -             -
                                                =====        =====           ===


SUMMARY:

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
--------------------------------------------------------------------------------

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
--------------------------------------------------------------------------------

         DESCRIPTION                                LABOR    EXPENSES     TOTAL
--------------------------------------------------------------------------------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED        $  1,827    $   305    $ 2,132



     BILLED TO:

     JERSEY CENTRAL POWER & LIGHT COMPANY            (533)       (88)      (621)

     METROPOLITAN EDISON COMPANY                     (737)       (83)      (820)

     PENNSYLVANIA ELECTRIC COMPANY                   (320)       (71)      (391)

     GPU NUCLEAR, INC                                 (17)        (1)       (18)

     GPU GENERATION, INC                             (220)       (62)      (282)












     NOTE: Stores expenses are billed back to the associated companies in the month incurred.






     TOTAL                                        $  --      $  --      $  --
                                                  =======    =======    =======

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
--------------------------------------------------------------------------------

INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.
--------------------------------------------------------------------------------
                                                     BALANCE AT       BALANCE AT
         DESCRIPTION                                 BEGINNING         CLOSE OF
                                                      OF YEAR            YEAR
--------------------------------------------------------------------------------

ACCOUNT 174 -  MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS


               NONE















                                                       ------             ----
                                   TOTAL                  -                 -
                                                       ======             ====

                                       14
                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
--------------------------------------------------------------------------------

INSTRUCTIONS: Provide detail of items in this account.  Items less than
              $10,000 may be grouped by class showing the number of items in each class.

--------------------------------------------------------------------------------
                                                     BALANCE AT       BALANCE AT
         DESCRIPTION                                 BEGINNING         CLOSE OF
                                                      OF YEAR            YEAR
--------------------------------------------------------------------------------


ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


        Air Shuttle                                  $   138           $   106

        Stock Plan                                     1,855             2,522

        Procurement Cards                                 17                26

        Unclassified Charges by Associates                73               448

        Fringe Benefits                                  (33)               -

        Misc. Billing Adjustments                       (101)             (411)








                                       TOTAL          $1,949           $ 2,691
                                                       =====            ======

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
--------------------------------------------------------------------------------


INSTRUCTIONS: Provide a description of each material research, development, or demonstration project, which incurred costs by the service corporation during the year.

--------------------------------------------------------------------------------
              DESCRIPTION                                                AMOUNT
--------------------------------------------------------------------------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
                        EXPENDITURES

                        NONE








                                                                            ---
                                                  TOTAL                    $  -
                                                                            ===

                                                                              16

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------
                        SCHEDULE XI - PROPRIETARY CAPITAL
--------------------------------------------------------------------------------
                                          NUMBER OF     PAR OR STATED
ACCOUNT NUMBER     CLASS OF STOCK          SHARES           VALUE            OUTSTANDING CLOSE OF PERIOD
                                                                           -----------------------------
                                         AUTHORIZED       PER SHARE        NO. OF SHARES     TOTAL AMOUNT
--------------------------------------------------------------------------------------------------------
  201           COMMON STOCK ISSUED        5,000            $10  *             5,000           $450,000*
--------------------------------------------------------------------------------------------------------

     INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

--------------------------------------------------------------------------------------------------------
                    DESCRIPTION                                                                  AMOUNT
--------------------------------------------------------------------------------------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                       NONE

ACCOUNT 215 - RETAINED EARNINGS /ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS):
                           GPUS Excess Pension Plan Minimum Liability Recognition               $(3,112)
                                                                                                -------

                                                                      TOTAL                     $(3,112)
                                                                                                =======
--------------------------------------------------------------------------------------------------------

     INSTRUCTIONS:  Give  particulars  concerning  net  income  or (loss)
                    during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

--------------------------------------------------------------------------------------------------------
                                                    BALANCE AT     NET INCOME                 BALANCE AT
         D E S C R I P T I O N                      BEGINNING          OR        DIVIDENDS     CLOSE OF
                                                     OF YEAR         (LOSS)         PAID         YEAR
--------------------------------------------------------------------------------------------------------

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

                           NONE

                                   TOTAL              $  -          $  -          $  -           $  -
                                                       =====         =====         =====          ===

  - In whole dollars.


                                                                              17

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997



                          SCHEDULE XII- LONG-TERM DEBT
--------------------------------------------------------------------------------

     INSTRUCTIONS:  Advances  from  associate   companies   should  be  reported
                    separately  for  advances  on notes,  and  advances  on open account.  Names of associate  companies  from which advances were  received  shall be shown under the class and series of obligation  column.  For  Account 224 - Other long term debt provide the name of creditor company or organization,  terms of the obligation,  date of maturity, interest rate, and the amount authorized and outstanding.
-------------------------------------------------------------------------------------------------------------------------------

                       TERMS OF OBLIG      DATE                                 BALANCE AT                          BALANCE AT
  NAME OF CREDITOR     CLASS & SERIES       OF         INTEREST      AMOUNT     BEGINNING                       1/     CLOSE
                                                                                                                -
                       OF OBLIGATION     MATURITY        RATE      AUTHORIZED    OF YEAR    ADDITIONS  DEDUCTIONS     OF YEAR
-------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES FROM ASSOCIATE
                 COMPANIES:

                          NONE


ACCOUNT 224 - OTHER LONG-TERM DEBT:
         First National Bank of Chicago      4/1/01     Variable                 $35,000    $     -    $13,000(a)    $22,000
         Obligations under Capital Leases    Various    Various                    1,181          -      1,180(b)          1
                                                                                  ------     ------     ------        ------
                                                Total                            $36,181    $     -    $14,180       $22,001
                                                                                  ======     ======     ======        ======

------------------------------------------------------------------------------------------------------------------------------

1/ GIVE AN EXPLANATION OF DEDUCTIONS:(a)First National Bank of Chicago-Term loan covering mortgaged property was partially paid down with proceeds from the sale of the Parsippany Headquarters building. (b)Obligations under Capital Leases-Payments per agreements.

------------------------------------------------------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                    BALANCE AT        BALANCE AT
          DESCRIPTION                                BEGINNING         CLOSE OF
                                                      OF YEAR            YEAR

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

              NONE

                                          TOTAL            -            --
                                                           =            ==


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
                   COMPANIES

        JERSEY CENTRAL POWER & LIGHT COMPANY         $ 11,642    $   --
        METROPOLITAN EDISON COMPANY                      --         8,956
        PENNSYLVANIA ELECTRIC COMPANY                    --         9,482
        GPU, INC                                         --         5,060
                                                     --------    --------
                                          TOTAL      $ 11,642    $ 23,498
                                                     ========    ========



ACCOUNT 242 -MISCELLANEOUS CURRENT AND ACCRUED
                   LIABILITIES

ACCRUALS
                - DENTAL                             $    349    $    351
                - CAFETERIA SUPPLEMENT                     18          18
                - INTERCHANGE POWER                       (71)       (350)
                - INCENTIVE COMPENSATION                6,004       4,689
                - HOSPITALIZATION                       2,317       2,448
                - OFFICERS' DEFERRED COMPENSATION       6,050       3,425
                - PENSION COSTS                         2,322       2,252
                - SEVERANCE PAY                           423         592
                - WORKMEN'S COMPENSATION                   14          21
                - VACATION                              5,289       4,715
                - OBLIGATIONS UNDER CAPITAL LEASES      1,822       1,189
                   (Short-Term Portion)
                                          TOTAL     $  24,537    $ 19,350
                                                     ========    ========

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:         The space below is provided for important  notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

                      NONE

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                   SCHEDULE XV

                               STATEMENT OF INCOME
--------------------------------------------------------------------------------

ACCOUNT                     DESCRIPTION               CURRENT YEAR  PRIOR YEAR
--------------------------------------------------------------------------------

      INCOME

457   Services rendered to associate companies          $111,758   $134,156
458   Services rendered to nonassociate
      companies                                              162        172
421   Miscellaneous income or loss                         3,037         16
                                                        --------   --------

      Total Income                                       114,957    134,344
                                                        --------   --------

      EXPENSE

920      Salaries and wages                               53,516     61,335
921      Office supplies and expenses                     11,361     12,891
922      Administrative expense transferred -
           credit                                              -          -
923      Outside services employed                         6,383      6,702
924      Property insurance                                   23        171
925      Injuries and damages                               (673)       320
926      Employee pensions and benefits                   16,839     26,823
928      Regulatory commission expense                         -          -
930.1 General advertising expenses                            23         37
930.2 Miscellaneous general expenses                         848        531
931      Rents                                             6,228      8,310
932      Maintenance of structures and equipment           4,835      4,410
403      Depreciation and amortization expense             4,558      4,021
408      Taxes other than income taxes                     6,301      6,363
409      Income taxes                                      8,008    (4,227)
410      Provision for deferred income taxes                (345)    10,941
411      Provision for deferred income taxes -
           credit                                         (5,246)   (7,533)
411.5 Investment tax credit                                    -       -
426.1 Donations                                              217        230
426.5 Other deductions                                      (535)     (406)
427      Interest on long-term debt                        2,091      2,807
430      Interest on debt to associate
           companies                                           -       -
431      Other interest expense                              525        618
                                                         -------    -------

              Total Expense                              114,957    134,344
                                                         -------    -------

              Net Income or (Loss)                      $      -   $      -
                                                         =======    =======

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997



                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
--------------------------------------------------------------------------------
                                      DIRECT    INDIRECT  COMPENSATION    TOTAL
                                      COSTS       COSTS     FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY            CHARGED     CHARGED   OF CAPITAL     BILLED
                                      457-1       457-2      457-3
--------------------------------------------------------------------------------

GPU, INC                            $  2,851     $    555     $--       $  3,406

JERSEY CENTRAL POWER
  & LIGHT COMPANY                     23,939        7,009      --         30,948

PENNSYLVANIA ELECTRIC
  COMPANY                             14,900        4,658      --         19,558

METROPOLITAN EDISON
  COMPANY                             22,812        8,249      --         31,061

GPU NUCLEAR, INC                      12,625        4,339      --         16,964

GPU INTERNATIONAL, INC                   636          154      --            790

GPU POWER, INC                           103           20      --            123

GPU ELECTRIC, INC                        296           65      --            361

GPU GENERATION, INC                    6,441        2,106      --          8,547






                                    --------     --------     -----     --------
TOTAL                               $ 84,603     $ 27,155     $--       $111,758
                                    ========     ========     =====     ========

                                                                              22

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
--------------------------------------------------------------------------------


                                             DIRECT     INDIRECT     COMPENSATION               EXCESS
                                              COSTS      COSTS         FOR USE       TOTAL        OR         TOTAL
NAME OF NONASSOCIATE COMPANY                 CHARGED    CHARGED       OF CAPITAL     COST     DEFICIENCY     AMOUNT
                                             -------    --------    -------------             ----------
                                              458-1      458-2             458-3                458-4        BILLED
                                             ----------------------------------------------------------------------
* Consumers Water Companies (A)               $ 47        $ 12          $ -           $ 59      $(15)        $ 44
  New York State Electric & Gas (B)              4           -            -              4         -            4
  Utilities Employees Credit Union (C)          36          78            -            114         -          114


                                    TOTAL     $ 87        $ 90          $ -           $177      $(15)        $162
                                               ===         ===           ===           ===        ==          ===

--------------------------------------------------------------------------------

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociated company:

(A)  Billing Services
(B)  Tie Line Services
(C)  Computer Services

--------------------------------------------------------------------------------


               See Descriptions of Activities on page 39.


                                       23

                       ANNUAL REPORT OF GPU SERVICE, INC.
                      For the Year Ended December 31, 1997
--------------------------------------------------------------------------------
                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
--------------------------------------------------------------------------------
                                         ASSOCIATE COMPANY CHARGES     NONASSOCIATE COMPANY CHARGES     TOTAL CHARGES FOR SERVICE
                                       -----------------------------   ----------------------------   -----------------------------
                                       DIRECT     INDIRECT             DIRECT  INDIRECT               DIRECT     INDIRECT
        DESCRIPTION OF ITEMS             COST       COST       TOTAL    COST     COST      TOTAL       COST         COST     TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

920     SALARIES AND WAGES             $ 46,434    $ 7,065   $ 53,499             $17      $ 17      $ 46,434    $ 7,082   $ 53,516
921     OFFICE SUPPLIES & EXPENSES        7,112      4,140     11,252     $36      73       109         7,148      4,213     11,361
922     ADMINISTRATIVE EXPENSE
          TRANSFERRED-CREDIT
923     OUTSIDE SERVICES EMPLOYED         5,763        620      6,383                                   5,763        620      6,383
924     PROPERTY INSURANCE                              23         23                                                 23         23
925     INJURIES AND DAMAGES                 45       (718)      (673)                                     45       (718)      (673)
926     EMPLOYEE PENSIONS & BENEFITS     15,131      1,708     16,839                                  15,131      1,708     16,839
928     REG. COMMISSION EXPENSE
930.1   GENERAL ADVERTISING EXPENSES       (12)         35         23                                     (12)        35         23
930.2   MISC. GENERAL EXPENSES              733        111        844       4                 4           737        111        848
931     RENTS                             5,020      1,192      6,212      16                16         5,036      1,192      6,228
932     MAINTENANCE OF STRUCTURES
          AND EQUIPMENT                   3,114      1,690      4,804      31                31         3,145      1,690      4,835
403     DEPRECIATION & AMORTIZATION
        EXPENSE                              63      4,495      4,558                                      63      4,495      4,558
408     TAXES OTHER THAN INCOME TAXES     5,017      1,284      6,301                                   5,017      1,284      6,301
409     INCOME TAXES                        890      7,118      8,008                                     890      7,118      8,008
410     PROVISION FOR DEFERRED
          INCOME TAXES                        4       (349)      (345)                                      4       (349)      (345)
411     PROVISION FOR DEFERRED
          INCOME TAXES - CREDIT          (1,570)    (3,676)    (5,246)                                 (1,570)    (3,676)    (5,246)
411.5   INVESTMENT TAX CREDIT
426.1   DONATIONS 217                                  217                                                217                   217
426.5   OTHER DEDUCTIONS                   (535)                 (535)                                   (535)                 (535)
427     INTEREST ON LONG-TERM DEBT                   2,091      2,091                                              2,091      2,091
431     OTHER INTEREST EXPENSE               51        474        525                                      51        474        525
-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTION:   Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.

-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL EXPENSES                     = 87,477     27,303    114,780      87      90       177        87,564     27,393    114,957
                                         ------     ------    -------      --      --       ---       -------     ------    -------
    COMPENSATION FOR USE OF EQUITY
      CAPITAL                         = _______     ______    _______      __      __       ___       _______     ______    _______
430 INTEREST ON DEBT TO ASSOC.
      COMPANIES   =                     _______     ______    _______      __      __       ___       _______     ______    _______

    TOTAL COST OF SERVICE              =$87,477    $27,303   $114,780     $87     $90      $177       $87,564    $27,393   $114,957
-----------------------------------------------------------------------------------------------------------------------------------

                                                                              24

                       ANNUAL REPORT OF GPU SERVICE, INC.
                      For the Year Ended December 31, 1997
--------------------------------------------------------------------------------
                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------
                                                                                        BUDGETS AND
                                             TOTAL                                      FIN PLAN &    CORPORATE              HUMAN
DESCRIPTION OF ITEMS                         AMOUNT    OVERHEAD    ACCOUNTING    TAXES   ANALYSIS     SECRETARY  LEGAL     RESOURCES
------------------------------------------------------------------------------------------------------------------------------------

920    SALARIES AND WAGES                  $ 53,516    $ 7,082       $5,781      $ 731      $686        $458     $2,407     $1,954
921    OFFICE SUPPLIES & EXPENSES            11,361      4,213          303         76        22          53        255        316
922    ADMINISTRATIVE EXPENSE
         TRANSFERRED - CREDIT
923    OUTSIDE SERVICES EMPLOYED              6,383        620          660      1,321        21           2        748        306
924    PROPERTY INSURANCE                        23         23
925    INJURIES AND DAMAGES                    (673)      (718)          13          2                                6          4
926    EMPLOYEE PENSIONS & BENEFITS          16,839      1,708        1,657        226       179         116        716        577
928    REG. COMMISSION EXPENSE
930.1  GENERAL ADVERTISING EXPENSE               23         35
930.2  MISC. GENERAL EXPENSES                   848        111                                 6                      4         92
931    RENTS                                  6,228      1,192          297       (212)       12           2         10         23
932    MAINTENANCE OF STRUCTURES
         & EQUIPMENT                          4,835      1,690           32                                          25         46
403    DEPRECIATION & AMORTIZATION
         EXPENSE 4,558                        4,495
408    TAXES OTHER THAN INCOME TAXES          6,301      1,284          469         54        43          28        172        121
409    INCOME TAXES                           8,008      7,118
410    PROVISION FOR DEFERRED
         INCOME TAXES                          (345)      (349)
411    PROVISION FOR DEFERRED
         INCOME TAXES - CREDIT               (5,246)    (3,676)
411.5  INVESTMENT TAX CREDIT
426.1  DONATIONS 217
426.5  OTHER DEDUCTIONS                        (535)
427    INTEREST ON LONG-TERM DEBT             2,091      2,091
430    INTEREST ON DEBT TO ASSOCIATE
       COMPANIES
431    OTHER INTEREST EXPENSE                   525        474

INSTRUCTION: Indicate each department or
               service function. (See Instruc-
               tion 01-3 General Structure of
               Accounting System: Uniform
               System Account)

     TOTAL EXPENSES                        $114,957    $27,393       $9,212     $2,198      $969        $659     $4,343     $3,439
-----------------------------------------------------------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU SERVICE, INC.
                      For the Year Ended December 31, 1997
--------------------------------------------------------------------------------
                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------
                         DEPARTMENT OR SERVICE FUNCTION
                         ------------------------------

          MATERIAL                           INFORMATION
ACCOUNT      &                    INTERNAL    TECHNOLOGY     POWER
NUMBER    SERVICE    EXECUTIVE     AUDIT       SERVICES      SUPPLY
--------------------------------------------------------------------------------
 920    $    407     $  3,752      $2,518      $18,78          737
 921         268          203         248       1,988           40
 922

 923          (4)          22          79          62           14
 924
 925           1            3           6          (7)
 926          92          451         779       8,263           73
 928
 930.1
 930.2                                         (1,469)         357
 931          11            9          18       2,513           61
 932           2           15           2       1,729          128

 403

 408          22          108         187       3,302           17
 409                                              890
 410                                                4
 411                                           (1,570)

 411.5
 426.1                     50                      12
 426.5                                              6
 427
 430

 431                                               51
--------------------------------------------------------------------------------
 TOTAL  $    799     $  4,613    $  3,837    $ 34,559     $  1,427
--------------------------------------------------------------------------------

                                                                             25A

                    ANNUAL REPORT OF GPU SERVICE, INC.
                   For the Year Ended December 31, 1997

                             SCHEDULE XVII
                    SCHEDULE OF EXPENSE DISTRIBUTION
                                   BY
                     DEPARTMENT OR SERVICE FUNCTION

                         DEPARTMENT OR SERVICE FUNCTION
ACCOUNT   SYSTEM   PROCESS                     GOVERNMENT              CORPORATE
NUMBER   PLANNING  SERVICES   COMMUNICATIONS    AFFAIRS    TREASURY      GENERAL

  920     $ 2,000  $ 2,403       $   361       $   463    $ 2,991
  921         113      266           428           164        362       $ 2,043
  922

  923         283      206           114           151        144         1,634
  924
  925           3        5             1             1          7
  926         412      590            78           123        854           (55)
  928
  930.1                  2             5            (2)         3           (20)
  930.2                              219            33      1,495
  931          41      108             3           131         75         1,934
  932           5      101             7           102        951

  403                                                                         63

  408          99      142            19            29        205
  409
  410
  411

  411.5
  426.1                             155
  426.5                                                                    (541)
  427
  430

  431
--------------------------------------------------------------------------------
TOTAL     $ 2,956  $ 3,823      $ 1,383        $ 1,100    $ 4,743       $ 7,504
--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997
--------------------------------------------------------------------------------


                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920
--------------------------------------------------------------------------------
                                     DEPARTMENTAL SALARY EXPENSE        NUMBER
NAME OF DEPARTMENT                 INCLUDED IN AMOUNTS BILLED TO       PERSONNEL
------------------               -----------------------------------   ---------
Indicate each department         TOTAL   PARENT      OTHER       NON     END OF
or service function.             AMOUNT  COMPANY  ASSOCIATES  ASSOCIATES  YEAR
--------------------------------------------------------------------------------
Accounting                      $ 6,619  $   29   $ 6,590       $ -        113
Taxes                               831       -       831         -        12
Budgets and Financial
    Planning & Analysis             804       -       804         -         7
Corporate Secretary                 957      98       859         -         8
Legal                             3,129       1     3,128         -        47
Human Resources                   2,289       -     2,289         -        22
Materials and Services              692      79       613         -        34
Executive                         4,924   2,085     2,839         -         8
Internal Auditing                 2,725       -     2,725         -        39
Information Technology Services  20,330       -    20,313        17       327
Power Supply                        717       -       717         -         -
System Operations                    80       -        80         -         -
System Planning                   2,163       -     2,163         -         -
Process Services                  2,695       -     2,695         -        42
Communications                      833      27       806         -         5
Government Affairs                  494       -       494         -         5
Treasury                          3,234      53     3,181         -        60
                                 ------   -----    ------        --      ----
                   TOTAL        $53,516  $2,372   $51,127       $17       729
                                 ======   =====    ======        ==      ====

                                                                              27

                        ANNUAL REPORT OF GPU SERVICE,INC.

                      For the Year Ended December 31, 1997
--------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------
                                                                        RELATIONSHIP
                                                                        "A"= ASSOCIATE
  FROM WHOM PURCHASED                TYPE OF SERVICE/LARGEST INVOICE    "NA"= NON         AMOUNT
                                                                           ASSOCIATE
--------------------------------------------------------------------------------
Legal
-----

  Berlack, Israels & Liberman       Issues arising under the Public            NA         $  274
                                    Utility Holding Company Act of 1935

  Swidler & Berlin                  1996 Telecom Act                           NA            177

  40 Others (under $100,000)                                                                 312
                                                                                           -----

                      Sub-Total                                                              763

Engineering
-----------

  5 Firms (under $100,000)                                                     NA             39
                                                                                            ----

                      Sub-Total                                                               39

Data Processing/Information Services
------------------------------------

  Nemeth/Martin Personnel          Temporary IS personnel                      NA            236

  Optimum Consulting Group, LTD    Temporary IS personnel                      NA            130

  Peoplesoft, Inc.                 EDS consulting                              NA            161

  Powerplan Consultants, Inc.      Consulting related to Tax                   NA            237
                                   software implementation

  Princeton Consultants            Consulting related to new                   NA            330
                                   customer system

  UTA/AN H.L. Yoh Company          LAN/Network services support                NA            127

  13 Others (under $100,000)                                                               1,150
                                                                                           -----

                      Sub-Total                                                           $2,371
                                                                                           -----



                                                                             27A

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.
--------------------------------------------------------------------------------

                                                                        RELATIONSHIP
                                                                        "A"= ASSOCIATE
  FROM WHOM PURCHASED                TYPE OF SERVICE/LARGEST INVOICE    "NA"= NON         AMOUNT
                                                                           ASSOCIATE
--------------------------------------------------------------------------------
Legal
-----

Other Professional Services

  AON Consulting                    Consulting in conjunction with             NA         $ 283
                                    the retirement plan & health
                                    communication project

  Coopers & Lybrand, L.L.P          Accounting/Audit services                  NA           414

  Deloitte & Touche                 Consulting related to client               NA           751
                                    server feasability study and
                                    other related services

  Jersey Central Power & Light Co. Personnel services                          A            630

  Manchester Partners Intl         Employee career workshops                   NA           119

  Metropolitan Edison Company      Personnel services                          A            141

  Pennsylvania State University    Executive Institute                         NA           232

  Putnam, Hayes, & Bartlett, Inc.  Consulting related to                       NA           109
                                   strategic planning
  271 Others (under $100,000)                                                               531
                                                                                          -----

                      Sub-total                                                           3,210
                                                                                          -----





                      Grand Total                                                        $6,383
                                                                                         ======


                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926
--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be
              limited to $25,000.
--------------------------------------------------------------------------------

   DESCRIPTION                                                      AMOUNT
--------------------------------------------------------------------------------

   CAFETERIA SUPPLEMENT                                            $    33

   EMPLOYEE SAVINGS PLAN                                             1,802

   GROUP LIFE INSURANCE                                                 45

   HOSPITAL, SURGICAL, MEDICAL & DENTAL INSURANCE                    3,540

   LONG TERM DISABILITY                                                756

   OPEB HEALTH INSURANCE                                             2,799

   OPEB LIFE INSURANCE                                                 541

   PENSION PLANS                                                     4,248

   VACATION                                                          3,023

   OTHER BENEFITS (Under $25,000)                                       52




                                                                     ------
                                               TOTAL                $16,839
                                                                    =======

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1
--------------------------------------------------------------------------------


INSTRUCTIONS: Provide  a  listing  of the  amount  included  in  Account  930.1,
              "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------------

   DESCRIPTION                       NAME OF PAYEE               AMOUNT
-------------------------------------------------------------------------------




   Newspaper, Magazine,         Miller Advertising Agency         $  8
     & Pamphlet
                                Pomerantz Promotions                 7

                                Next Step Enterprises                3

                                Other (1)                            1
                                                                   ---

                                Sub-Total                           19



   Investor Information         Standard & Poor's                    4

                                Sub-Total                            4











                                                                  ---
                                     TOTAL                       $ 23
                                                                  ===

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2
--------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a listing of the amount  included in Account 930.2,
                     "Miscellaneous General Expenses", classifying such expenses according to their nature.  Payments and expenses permitted by Section  321 (b) (2) of the  Federal  Election  Campaign
                     Act,  as amended  by Public Law 94-283 in 1976 (2  U.S.C.S.
                     441 (b) (2) shall be separately classified.
--------------------------------------------------------------------------------

    DESCRIPTION                                                   AMOUNT
--------------------------------------------------------------------------------

    Dues & Memberships                                             $516

    Company Sponsored Community Activities                          332









                                                                   ----
    TOTAL                                                          $848
                                                                   ====

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                      RENTS

                                   ACCOUNT 931
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount  included  in Account  931,
               "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.
--------------------------------------------------------------------------------

    TYPE OF PROPERTY                                                     AMOUNT
--------------------------------------------------------------------------------

    BUILDINGS                                                           $  642

    DATA PROCESSING EQUIPMENT                                            3,045

    DUPLICATING EQUIPMENT                                                   32

    LICENSES & PC SOFTWARE                                               1,837

    MAILING EQUIPMENT                                                        4

    OTHER OFFICE EQUIPMENT                                                  14

    PERSONAL COMPUTERS                                                     310

    TELECOMMUNICATIONS SYSTEM                                              320

    MISCELLANEOUS                                                           24







                                                                        ------
                                                  TOTAL                 $6,228
                                                                        ======

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408
--------------------------------------------------------------------------------

INSTRUCTION:  Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof Provide a subtotal for each class of tax.
--------------------------------------------------------------------------------

           T Y P E  O F  T A X                                        AMOUNT
--------------------------------------------------------------------------------

    (1) OTHER THAN U.S. GOVERNMENT TAXES
        --------------------------------

        Local Real Estate
                                      - New Jersey                    $  547
                                      - Pennsylvania                     482

        Unemployment Insurance
                                      - New Jersey                       130
                                      - Pennsylvania                     100

        Sales & Use
                                      - New Jersey                       567
                                      - Pennsylvania                     668
                                                                       -----

                                             Sub Total                 2,494
                                                                       -----


    (2) TAXES - U.S. GOVERNMENT
        -----------------------

        Federal Unemployment Insurance                                   56

        FICA                                                          3,751
                                                                      -----

                                             Sub Total                3,807
                                                                      -----



                                             TOTAL                    $6,301
                                                                      ======

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

                                    DONATIONS

                                  ACCOUNT 426.1
--------------------------------------------------------------------------------

INSTRUCTION:  Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
--------------------------------------------------------------------------------

NAME OF RECIPIENT                    PURPOSE OF DONATION                 AMOUNT
--------------------------------------------------------------------------------

United Way of Morris County          Community Charities                  $ 13
Cancer Care                          Health Services/Hospitals              10
Chilton Memorial Hospital            Health Services/Hospitals               8
Alzheimers Disease &
     Related Disorders Assoc.        Health Services/Hospitals               5
St. Clare's/Riverside Medical Ctr.   Health Services/Hospitals               5
Hemophilia Association of N.J.       Health Services/Hospitals               3
3 Organizations (Under $3,000)       Health Services/Hospitals               5
Harvard University                   Education                              50
New Jersey Institute of Technology   Education                              11
Shepherds of Youth                    Education                              4
The Progress & Freedom Foundation    Education                               5
Nazareth College of Rochester        Education                               5
Foundation for Student Comm., Inc.   Education                               3
County College of Morris             Education                               3
72 Organizations (Under $3,000)      Education                              24
Morris County Urban League           Community Services                      8
Operation Medication Awareness       Community Services                      3
Mrs. Wilson's Capital Campaign       Community Services                      6
16 Organizations (Under $3,000)      Community Services                     14
N.J. Shakespeare Festival            Cultural Development                   17
Waterloo Foundation for the Arts     Cultural Development                    8
Colonial Symphony                    Cultural Development                    5
2 Organizations (Under $3,000)       Cultural Development                    2
                                                                          ----

                                     TOTAL                                $217
                                                                          ====

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.

--------------------------------------------------------------------------------

            D E S C R I P T I O N       NAME OF PAYEE                    AMOUNT
--------------------------------------------------------------------------------

Company Owned Life Insurance Premiums   Massachusetts Mutual             $(541)
                                        Life Insurance Co.

Miscellaneous Tax Filing Fees           State of New Jersey                  6








                                                                         -----
                                               TOTAL                     $(535)
                                                                         =====

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME
--------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided  for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------


                              NONE

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997




                               ORGANIZATION CHART


-------------------------------------------------------------------------------
            |  BOARD OF DIRECTORS                                  |
            --------------------------------------------------------
            |  Chairman, President & CEO                           |
             ------------------------------------------------------|
                     |   Executive Vice President &                |
                     |      General Counsel                        |
                     |---------------------------------------------|
                     |    | Corporate Secretary                    |
                     |    |----------------------------------------|
                     |    | Corporate Legal Services               |
                     |    |----------------------------------------|
                     |    | Government Affairs                     |
                     |    |----------------------------------------|
                     |    | Internal Auditing                      |
                     |     ----------------------------------------|
                     |  Executive Vice President &                 |
                     |      Chief Financial Officer                |
                     |---------------------------------------------|
                     |    | Accounting, Taxes and Budgets &        |
                     |    |  Financial Analysis                    |
                     |    |----------------------------------------|
                     |    | Treasury                               |
                     |     ----------------------------------------|
                     |  Senior Vice President-Corporate Affairs    |
                     |---------------------------------------------|
                     |    | Communications                         |
                     |    |----------------------------------------|
                     |    | Corporate Compensation & Benefits      |
                     |     ----------------------------------------|
                     |  Vice President-Corporate Restructuring     |
                     |---------------------------------------------|
                     |  Information Technology Services*           |
                     |---------------------------------------------|
                     |  Process Services*                          |
                     |---------------------------------------------|
                     |  Materials and Supplies*                    |
                      ---------------------------------------------


                  * These organizations report to GPU Energy.

                       ANNUAL REPORT OF GPU SERVICE, INC.


                      For the Year Ended December 31, 1997



                              METHODS OF ALLOCATION

--------------------------------------------------------------------------------



   1. Multiple Factor:

      The average of the following three factors:

      A.   Gross Distribution Plant at Year-End
      B.   Energy Sales (MWH) to Ultimate Customers
      C.   O & M Expense, Excluding Purchased Power

   2. Size Factor:

      Forecasted capacity responsibility for the planning period, June - May.

   3. Conventional Steam Capacity:

      Installed capacity at year-end (MW)

   4. Nuclear Steam Capacity:

      Installed capacity at year-end (MW)

   5. Combustion Turbine Capacity:

      Installed capacity at year-end (MW)

   6. Three (3) Factor:

      Multiple   Factor  billed  to  Jersey   Central  Power  &  Light  Company,
      Pennsylvania Electric Company, and Metropolitan Edison Company.





   Each Division/Function is assigned one of the above factors for allocating indirect costs to groups of associated companies. The allocation factor is based upon each Division/Function's type of work and is reviewed annually.

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997


           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

--------------------------------------------------------------------------------

                                      NONE

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------
                               VENTURE DISCLOSURES
--------------------------------------------------------------------------------


            LICENSING OF COMPUTER PROGRAMS TO NON-ASSOCIATE COMPANIES
            ---------------------------------------------------------

       Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated August 29, 1990 for SEC File No. 70-7675, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1997 for activities related to the licensing of computer programs to non-associated companies.

                      LEASING OF RESERVE COMPUTER CAPACITY
                      ------------------------------------

       Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated November 27, 1991 for SEC File No. 70-7841, GPU Service, Inc. received revenues during 1997 from New York State Electric and Gas and Consumers Water Company, non-associated companies, for reserve computer capacity. These revenues are shown separately on page 22 of this report.

            LICENSING OF AUTOMATED MATERIALS MANAGEMENT SYSTEM (AMMS)
            ---------------------------------------------------------
                  COMPUTER PROGRAMS TO NON-ASSOCIATE COMPANIES
                  --------------------------------------------

       Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated December 3, 1991 for SEC File No. 70-7871, GPU Service, Inc. did not receive AMMS licensing revenues during 1997.

                           FIBER OPTIC LEASE AGREEMENT
                           ---------------------------

       Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated August 2, 1994 for SEC File No. 70-7850, GPU
Service, Inc. incurred no revenues or expenses during the year for this agreement. All revenues and expenses incurred by Jersey Central Power & Light Company and Metropolitan Edison Company are reported on GPU's 1997 Form U5S.

         SERVICES TO NON-AFFILIATED UTILITIES AND RESERVING JURISDICTION
         ---------------------------------------------------------------

       Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated November 5, 1996 for SEC File No. 70-8805, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1997 for activities related to the services to non-affiliated utilities and reserving jurisdiction.

         ENTRY INTO NON-UTILITY BUSINESS AND RESERVATION OF JURISDICTION
         ---------------------------------------------------------------

       Pursuant to the provisions contained in the Securities and Exchange Commission (SEC) Order dated August 16, 1996 for SEC File No. 70-8817, GPU Service, Inc. did not enter into any transactions or recognize any revenues during the calendar year 1997 for activities related to the entry into non-utility business and reservation of jurisdiction.

                       ANNUAL REPORT OF GPU SERVICE, INC.

                      For the Year Ended December 31, 1997




                                SIGNATURE CLAUSE

                    Pursuant to the  requirements  of the Public Utility Holding
            Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned Company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                               GPU SERVICE, INC.
                                     ------------------------------------
                                         (Name of Reporting Company)

                                     By: /s/ P. R. Chatman
                                         --------------------------------
                                         (Signature of Signing Officer)

                                     P. R. Chatman, Assistant Comptroller
                                     ------------------------------------
                                     (Printed Name and Title of Signing Officer)


            Date: April 20, 1998